# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micware Co., Ltd., CIK 0002083526
CUSIP: 59490A100
Title of class of securities: American Depositary Shares, each representing one ordinary share
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwamachi, Chuo-ku, Kobe, Japan (M0), 650-0035
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133220

## Reporting persons
- Narushima Kenji: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 7,362,550; shared voting power 0; sole dispositive power 7,362,550; shared dispositive power 0; aggregate amount beneficially owned 7,362,550 (12.2% of the class)
  Comment: Note to Rows 5 and 7: Represents (i) 6,266,000 ordinary shares directly held by Kenji Narushima and (ii) an aggregate of 1,096,550 ordinary shares issuable upon exercise of stock options held by Kenji Narushima as of June 30, 2026.
  
  Note to Row 11: Percentage of class is calculated based on (i) 59,419,414 ordinary shares outstanding and (ii) an aggregate of 1,096,550 ordinary shares issuable upon exercise of stock options held by Kenji Narushima as of June 30, 2026.

## Item 1. Issuer
Name of issuer: Micware Co., Ltd.
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035

## Item 2. Person Filing
Name of person filing: Kenji Narushima
Address of principal business office or, if none, residence: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,362,550.00
Percent of class: 12.2
Sole power to vote or to direct the vote: 7,362,550.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,362,550.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Narushima Kenji: /s/ Kenji Narushima, Kenji Narushima (07/28/2026)